NO ACT

PE
1-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011552

March 30, 2009

Received SEC

MAR 30 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-30-09

John P. Kelsh
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Re: Raytheon Company
Incoming letter dated January 21, 2009

Dear Mr. Kelsh:

This is in response to your letter dated January 21, 2009 concerning the shareholder proposal submitted to Raytheon by the Amalgamated Bank's LongView LargeCap 500 Index Fund. We also have received a letter on the proponent's behalf dated February 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW
Suite 800
Washington, DC 20005

March 30, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated January 21, 2009

The proposal urges the board of directors to adopt principles for health care reform based upon principles specified in the proposal.

We are unable to concur in your view that Raytheon may exclude the proposal under rules 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

13 February 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (shareholderproposals@sec.gov)

Dear Counsel:

I have been asked to respond to the letter dated 21 January 2009 from counsel for Raytheon Company ("Raytheon" or the "Company") in response to the shareholder proposal (the "Proposal") submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"). In its letter Raytheon argues that the proposal may be omitted under SEC Rules 14a-8(i)(5), (i)(3) and (i)(6). For the reasons set forth below, the Fund submits that Raytheon has not carried its burden of establishing that the Proposal may be omitted.

The Proposal.

The Proposal urges the Board of Directors "to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

"1. Health care coverage should be universal.
"2. Health care coverage should be continuous.
"3. Health care coverage should be affordable to individuals and families.
"4. The health insurance strategy should be affordable and sustainable for society.
"5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

The Supporting Statement states a belief that adoption of these principles, adopted by a unit of the National Academy of Sciences, is "essential if public confidence in the Company's commitment to health care coverage is to be maintained." It provides supporting details, as are discussed below.

The Proposal is similar to other "health care principles" proposals as to which the Division has denied no-action relief. *UnitedHealth Group, Inc.* (2 March 2008); *General Motors Corp.* (26 March 2008); *Wyeth* (25 February 2008); *Wendy's International, Inc.* (13 February 2008); *UST, Inc.* (7 February 2008); *United Technologies Corp.* (31 January 2008); *Boeing Co.* (5 February 2008). Although most of these involved objections under the "ordinary business" exclusion in Rule 14a-8(i)(7), several of them involved – and rejected – objections such as Raytheon makes here under the (i)(3) and (i)(6) exclusion. Raytheon's citation of the (i)(5) exclusion appears to be a novel argument as to this type of proposal, but, as we now show, that exclusion is not applicable here.

A. Rule 14a-8(i)(5).

This relevance exclusion permits a company to exclude a resolution that relates to operations that "account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." Raytheon argues that this exclusion applies because the Company is not in the health care business, but specializes in the defense, homeland security and other government markets worldwide. The Proposal is said to relate to no aspect of the Company's operations, whether in reference to assets, earnings, sales or any other metric. Raytheon Letter at 2. Raytheon acknowledges that under *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554 (D.D.C. 1985), a proposal may not be omitted if the activity in question falls below the five percent economic threshold, but is nonetheless "otherwise significantly related" to a company's business because of an "ethical or social significance." Raytheon then argues that the proposal may be omitted as having "no meaningful relationship to the business," *id.* at 561. As we now explain, these arguments lack merit.

The issue of health care reform is of significance to Raytheon and to every publicly traded company in this country. As the Supporting Statement points out – and Raytheon does not dispute the point – access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. Health care reform was a major issue in the 2008 presidential campaign, with all major candidates supporting change. The new Administration has made clear its commitment to health care reform. *The Agenda – Health Care*, http://www.whitehouse.gov/agenda/health_care/

As the Supporting Statement also notes, John Castellani, president of the Business Roundtable (which represents 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace" (*Business Week,* July 3, 2007). Recognizing the significance of the issue, the Roundtable has launched a Consumer Health and Retirement Initiative, headed by the Chairman and CEO of Verizon Communications, who has said: "Rising health care costs affect all American workers, employers and the government. Rising costs impact job creation, diminish the nation's competitiveness and reduce Americans' ability to save for retirement. As the ranks of the uninsured grow, more strain will be placed on government programs, discouraging prevention and delaying treatment." http://www.businessroundtable.org/initiatives/health

Moreover, as the Supporting Statement notes, this issue is not devoid of a dollars-and-cents impact on companies offering health care coverage, such as Raytheon.[1] The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the Coalition, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation. Also, with 45.7 million Americans lacking health insurance, the cost of treating the uninsured is inevitably passed along to Raytheon and other companies that provide coverage to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University.

These factors plainly establish this issue as one full of "social significance" to Raytheon's business. The Proposals follows a template established by earlier proposals that ask a company to agree to a set of principles that affect a facet of their business that has social significance, even if the quantifiable dollar amount did not meet the five percent test. Examples include proposals that companies adopt the Sullivan Principles with respect to operations in South Africa during the 1980s, *Kimberly Clark* (10 March 1988), to adopt the McBride Principles relating to operations in Northern Ireland, *TRW Inc.* (28 January 1986), or to adopt human

---

[1]Raytheon provides a full range of health coverage to employees, as is described at http://www.rayjobs.com/campus/index.cfm?Tool=Health. The Company offers coverage in a preferred provider organization, a point of service plan, a health maintenance organization, and consumer-driven health plans.

In this notice the Company advises employees and prospective employees: "All of these plans provide coverage of preventive care, generally at no cost to you." In addition, prescription drugs, doctor's visits, hospitalization, surgery and mental health care are also covered by all of the plans, though depending on the plan and whether the employee receives in- or out-of-network services, a co-payment or coinsurance will be required for these services, or the employee must first meet a deductible before receiving benefits.

rights standards based on International Labor Organization conventions, *PPG* (22 January 2001). In each of these cases the Division rejected arguments that the respective issues had enough significance to preclude omission from a company's proxy, even though the percentage of business affected by those issues fell below the five percent threshold.

The Division has taken a similar position in a series of recent letters that Raytheon never addresses. *E.g. Caterpillar, Inc.* (26 March 2008) (request for report on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products, including the country of destination for the products); *American International Group* (14 March 2008) (request that AIG adopt a comprehensive policy articulating the company's respect for and commitment to the human right to water); *Beazer Homes USA* (30 November 2007) (request for report on the company's mortgage practices, including the company's potential losses and liabilities relating to these operation); *CONSOL Energy, Inc.* (23 March 2007) (request for a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions).

The two authorities cited by Raytheon are very different from the current Proposal and those in the authorities just cited. In *Eli Lilly and Co.* (2 February 2000), the Division permitted the exclusion of a proposal seeking to "assist the exposing of the heinous act of obtaining human fetuses for research," citing the fact that Lilly "does not obtain human fetuses for research." No comparable claim can be made here. In *Citicorp* (13 January 1995), the proposal asked the company to review then-pending private lawsuits against tobacco companies with an eye towards filings its own lawsuit to recover tobacco-related costs. The Division indicated that the proposal was not significantly related to the company's business, but without further explanation. It should be added, however, as Citicorp noted in its letter, that the proposal is of the sort that is routinely omitted under the ordinary business exclusion, inasmuch it seeks to enmesh the company in litigation, *see Polifly Financial Corporation* (13 October 1992). At the time of the matter was before the Division, however, the Division was not construing the ordinarya business because of a district court order in *New York City Employees' Retirement System v. SEC*, 843 F. Supp. 858 (S.D.N.Y. 1994), *rev'd*, 45 F.3d 7 (2d Cir. 1995).

Thus the authorities overwhelmingly support inclusion of the Fund's proposal, and Raytheon's arguments to the contrary should be rejected.

B. Rules 14a-8(i)(3) and (6).

Raytheon's next argument is that the Proposal should be rejected as impermissibly vague and indefinite, so much so that inclusion of the Proposal would be materially false and misleading within the meaning of Rule 14a-9 and thus excludable under Rule 14a-8(i)(3). Raytheon then makes a derivative argument that because the Proposal is so allegedly vague and indefinite, the Proposal is beyond the board's power to effectuate, thus warranting exclusion under Rule 14a-8(i)(6). Because the arguments are logically intertwined, we treat them together.

The Company's argument in brief is that some shareholders might construe the Proposal as having only symbolic effect, while others may expect that the Company would engage in activities to influence public policy, while still others may anticipate that the Proposal relates to the provision of health care for Raytheon employees. In addition, it is asserted that the principles are internally inconsistent, and it is allegedly unclear whether the focus is on the provision of universal health care, a reduction in health care spending or maybe both. The Company also asks how it could be expected to implement the Proposal without incurring higher costs, and it asks what priority should be given to the quality of cared received in contrast to competing priorities that care be "universal, continuous and affordable" Raytheon Letter at 4.

Several factual points should be made at the outset. First, the Proposal asks Raytheon to do no more than adopt certain principles. That the board can plainly do; what happens next is left to the board's discretion. Second, and along the same line, the Proposal cites the underlying Institute of Medicine study, which explains that the principles exist for the purpose of guiding the discussion of health care and of evaluating various strategies. http://www.iom.edu/?id=19175 Third, the Institute of Medicine is not some lobbying group with a specific ax to grind. The Institute is an expert body created by Congress in 1970 as part of the National Academy of Sciences for the purpose of providing science-based advice on matters of biomedical science, medicine, and health. http://www.iom.edu/CMS/AboutIOM.aspx It is thus a bit strange to see Raytheon launch such criticism at the conclusions expressed by such a distinguished independent body.

Raytheon cites no specific authorities in support of its position, nor can it do so, particularly as the Division has recently rejected these and similar objections to this proposal. Illustrative is *United Technologies Corp.* (31 January 2008), where the company said the proposal should be omitted because it was unclear whether the company was supposed to implement the principles, and whether it was supposed to involve itself in the legislative process or take other action. In addition, a number of words and phrases were challenged as too vague and undefined. Similarly in *Wendy's International, Inc.* (13 February 2008), the Division rejected claims that the Institute of Medicine principles were way too vague and left the company at a loss in terms of deciding what it should do after deciding the principles. *Accord UST Inc.* (7 February 2008) (rejecting claim that proposal fails to identify what it is seeking); *ExxonMobil Corp.* (25 February 2008) (words not clearly defined; scope of proposal is unbounded).

Under the circumstances, Raytheon's objections lack merit and should not be credited. Because the Proposal is sufficiently concrete, the derivative argument that the board lacks the power to implement this Proposal should also be rejected, as it was in *Wendy's* and *UST*.

Conclusion.

For these reasons, Raytheon has failed to carry its burden of justifying exclusion of this Proposal, and we respectfully ask the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: John P. Kelsh, Esq.
Mr. Scott Zdrazil

SIDLEY AUSTIN LLP
SIDLEY

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FOUNDED 1866

1934 Act/Rule 14a-8

January 21, 2009

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Raytheon Company Stockholder Proposal Submitted by Longview LargeCap 500 Index Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation (the "Company" or "Raytheon"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission of Raytheon's intention to exclude from its proxy materials for its 2009 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted on behalf of Amalgamated Bank's Longview LargeCap 500 Index Fund (the "Proponent") and received by the Company on December 22, 2008. The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy materials pursuant to Rules 14a-8(i)(5), 14a-8(i)(3) and 14a-8(i)(6) under the Exchange Act ("Rule 14a-8(i)(5)," "Rule 14a-8(i)(3)" and "Rule 14a-8(i)(6)," respectively).

The Proposal states as follows:

"**RESOLVED**, The shareholders of Raytheon Company (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.

3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

The Company intends to file its definitive proxy materials for the Annual Meeting on or about April 20, 2009. This letter is being submitted to the electronic mail address specified by *Staff Legal Bulletin 14D* (November 7, 2008). One copy of this letter and its exhibit is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's proxy materials for the Annual Meeting.

I. The Proposal is not relevant to the Company's operations or business and may be excluded under Rule 14a-8(i)(5).

Rule 14a-8(i)(5) permits the exclusion of a proposal that relates to operations which (i) account for less than five percent of a company's total assets at the end of its most recent fiscal year, (ii) account for less than five percent of its net earnings for the most recent fiscal year, (iii) account for less than five percent of its gross sales for its most recent fiscal year, and (iv) are not otherwise significantly related to the company's business.

The Company is a technology leader specializing in defense, homeland security and other government markets throughout the world. The Company does not devote any resources to advocating positions on "principles of health care reform" or engage in the business of providing health insurance or patient care to third parties. Since the Proposal relates to operations that account for *no* part of the Company's operations, whether in reference to its assets, earnings, sales or any other metric, the Proposal fails the financial benchmarks provided by Rule 14a-8(i)(5).

A proposal may sometimes be considered "significantly related to a company's business" even if the operations related to the proposal do not exceed the economic tests noted above. *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 558-561 (D.C.D.C., 1985). In particular, a proposal affecting operations with a significant level of sales but below the bright-line economic thresholds may be "otherwise significantly related" to the company's business if the proposal has ethical or social significance. *Id.* at 561. However, a proposal that is "ethically significant in the abstract but [has] no meaningful relationship to the business" may be excluded. *Id.* For example, in *Eli Lilly and Company*, SEC No-Action Letter (February 2, 2000), the Staff permitted exclusion of a proposal that directed the company's board to, among other things, take the socially significant action of assisting in the exposure of the "heinous act of obtaining human fetuses for research." The Staff agreed that exclusion under Rule 14a-8(i)(5) was appropriate since the act of obtaining human fetuses for research had no relationship to the company's business. Similarly, the Staff concurred with exclusion of a proposal in *Citicorp*, SEC No-Action Letter (January 13, 1995) that would have required management to examine tobacco-related litigation to determine if Citicorp should seek compensation for its tobacco-related healthcare costs. Since Citicorp was a financial services firm, the company argued that it was not in the healthcare or tobacco businesses and that there was no identifiable nexus other than the existence of the company's own employee health plans. In concurring with exclusion, the Staff commented, "the staff particularly notes that the amounts associated with the proposal, to seek reimbursement of healthcare costs, relate to operations which account for less than the five percent tests under rule 14a-8(c)(5) and the proposal is not otherwise significantly related to the Company's business."

The Company has no intention to engage in abstract discussions or lobbying efforts regarding national health policy or health care reform. Like the proposals in *Eli Lilly* and *Citicorp*, this Proposal has no meaningful relationship to the Company's business. Thus, exclusion pursuant to Rule 14a-8(i)(5) should be permitted.

II. The Proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal sets forth vague and general objectives and lacks specific guidance on achieving such objectives, and the Company lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(3) permits the exclusion of a proposal if the proposal or the supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently held that vague and indefinite proposals are inherently misleading and has stated that a company may exclude under Rule 14a-8(i)(3) a proposal from its proxy materials where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires…." *Staff Legal Bulletin No. 14B* (September 15, 2004). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.*, SEC No-Action Letter (March 12, 1991). For example, in *International Business Machines Corp.*, SEC No-Action Letter (January 14, 1992), the Staff concurred in the exclusion of a proposal which stated that women's rights were being violated within the company and resolved that "representation has become a necessity." Similarly, in *Anheuser-Busch Companies, Inc.*, SEC No-Action Letter (February 9, 1993), the Staff determined that a proposal requesting that the company make charitable contributions to "... only those little league organizations that give each child the same amount of playing time as practically possible," could be excluded under the predecessor to Rule 14a-8(i)(6) because the requested action was "beyond the registrant's power to effectuate." The Proposal is an excellent example of the kind of proposal that the Staff has traditionally permitted exclusion of under Rule 14a-8(i)(6) and Rule 14a-8(i)(6), and the outcome should be no different here. The Proposal is vague, indefinite, lacks any specific guidance on how the Proposal should be implemented and would likely be subject to dramatically different expectations among stockholders.

As noted by the discussion above relating to Rule 14a-(i)(5), the Proposal is inherently vague in that it is impossible to discern how, if at all, the Proposal will be implemented if it is adopted by Company stockholders. Some stockholders may assume that the Proposal would have only symbolic effect, others may expect that implementation of the Proposal would necessarily involve the Company engaging in activities to influence policy makers to effect national health care reform, and yet others may anticipate that the Proposal relates to the provision of health care benefits to Raytheon's employees. Therefore, the vague and indefinite nature of the Proposal makes it impossible for stockholders voting on the Proposal to know with any certainty what its adoption would entail.

Additionally, internal conflict in the Institute of Medicine principles cited in the Proposal render it impossible for the Company to implement the Proposal without further guidance. For example, is the intent of the Proposal to focus on health care reforms that will provide universal health care, to reduce health care spending, or both? How should the Company implement the objectives of the Proposal without incurring higher costs for itself or its employees? What priority should the quality of care receive in contrast to the competing priorities that care be "universal, continuous and affordable?" These and other similar questions make it impossible for the Company to implement the Proposal without additional guidance.

As evidenced by the foregoing analysis, the Proposal's vagueness and indefiniteness render it inherently misleading and permit it to be excluded from the Company's Proxy Materials under Rule 14a-8(i)(3). Additionally, since the Company lacks the necessary power and authority to implement the Proposal, it may be excluded under Rule 14a-8(i)(6).

III. Conclusion

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be excluded from its Annual Meeting proxy materials in its entirety. If you have any questions regarding this request or desire additional information, please contact the

SIDLEY AUSTIN LLP
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undersigned at (312) 853-7097, Michael Hyatte of our firm at (202) 736-8012 or Mark Nielsen of the Company at (781) 522-3036.

Very truly yours,

John P. Kelsh

cc: Cornish F. Hitchcock

EXHIBIT A

RESOLVED: The shareholders of Raytheon Company (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, *Insuring America's Health: Principles and Recommendations* (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in the Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. Health care reform was also an issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 45.7 million Americans without health insurance result in higher costs to the Company, as well as all other U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduce shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.